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19003374

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Washington, D.C. [illegible]

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-083335~~ 8-03335

Securities and Exchange

MAR 05 2019

RECEIVED

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOLGER NOLAN FLEMING DOUGLAS INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 FIFTEENTH STREET, N.W.
(No. and Street)

WASHINGTON	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD S. FOSTER (202) 626-5249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SC&H ATTEST SERVICES, P.C.
(Name – *if individual, state last, first, middle name*)

910 RIDGEBROOK ROAD	SPARKS	MD	21152
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, RICHARD S. FOSTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOLGER NOLAN FLEMING DOUGLAS INCORPORATED, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard S. Foster
Signature

PRESIDENT/CHIEF EXECUTIVE OFFICER
Title

DENISE M. WALKER
NOTARY PUBLIC
EXP. 2-29-20
DISTRICT OF COLUMBIA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

December 31, 2018

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

December 31, 2018

TABLE OF CONTENTS

SC&H
ATTEST SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Folger Nolan Fleming Douglas Incorporated and Subsidiaries:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Folger Nolan Fleming Douglas Incorporated and Subsidiaries (a Delaware Corporation) (the Corporation) as of December 31, 2018, and the related notes (collectively referred to as the consolidated financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Folger Nolan Fleming Douglas Incorporated and Subsidiaries as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Corporation's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Folger Nolan Fleming Douglas Incorporated and Subsidiaries' auditor since 2015.

SC&H Attest Services, P.C.

Sparks, MD
February 21, 2019

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	251,952
Receivable from clearing organization		13,615,245
Securities owned, at fair value		46,249,627
Property and equipment, at cost, net accumulated amortization and depreciation of $3,158,064		1,036,252
Other assets		1,149,126
Total Assets	$	62,302,202

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	1,184,580
Deferred tax liability, net		9,442,848
Total Liabilities		10,627,428
Commitments and Contingencies (Note 9 and Note 11)		
STOCKHOLDERS' EQUITY		
Preferred Stock (4% cumulative non-voting, $100 par value, 100 shares authorized, 75 shares issues and outstanding)		7,500
Common Stock Class A ($100 par value, 10,000 shares authorized, 4,487 shares issued and outstanding)		448,700
Common Stock Class B (non-voting, $100 par value, 1,000 shares authorized, 568 shares issued and outstanding)		56,800
Retained Earnings		51,161,774
Total Stockholders' Equity		51,674,774
Total Liabilities and Stockholders' Equity	$	62,302,202

The accompanying notes are an integral part of this consolidated financial statement.

NOTE 1 – ORGANIZATION

Folger Nolan Fleming Douglas Incorporated (the "Corporation") is a registered broker-dealer providing securities brokerage services primarily in the Washington, D.C., Baltimore, Maryland and Cambridge, Maryland areas. The Corporation is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Corporation is also registered with the SEC as an investment advisor under the Investment Advisors Act of 1940.

Folger Nolan Fleming Douglas Holdings, Inc. (Holdings) is a wholly-owned subsidiary of the Corporation.

Folger Nolan Fleming Douglas Capital Management, Inc. (CMI) is a wholly-owned subsidiary of Holdings. CMI is a registered investment advisor under the Investment Advisors Act of 1940.

Folger Nolan Fleming Douglas Insurance Agency, Inc. is a wholly-owned subsidiary of Holdings.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated statements of financial condition, income, changes in stockholders' equity, and cash flows include the accounts of the Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions between the Corporation and its subsidiaries have been eliminated in the consolidation.

Securities Transactions - Securities transactions are recorded on a trade date basis.

Cash and Cash Equivalents – For purposes of the consolidated statement of cash flows, the Corporation considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Accounts Receivable - Management reviews accounts receivable and sets an allowance for doubtful accounts when collection of receivable becomes unlikely. The Company considers accounts receivable to be fully collectible and accordingly no allowance for doubtful accounts has been provided.

Receivable from Clearing Organization – This represents net credit balances in accounts held for the benefit of the Corporation and includes $405,131 of net commission receivable as of December 31, 2018.

Commissions – Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investment Advisory Fees – Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES - continued

Securities Owned - Securities owned by the Corporation are valued at fair value with the resultant unrealized gain or loss reflected in the statement of income. Dividends are recorded as income when received, which does not materially differ from the accrual basis.

Securities owned at December 31, 2018, consisted of common stocks (98%) and municipal bonds and corporate bonds (2%).

Property and Equipment - Depreciation and amortization of office equipment, furniture and fixtures, and leasehold improvements is recorded on a straight-line basis over the estimated useful lives of such assets.

Income Taxes - The Corporation accounts for income taxes under the liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Corporation complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The 2017 Tax Cuts and Jobs Act (TCJA) was signed into law on December 22, 2017. The TCJA significantly revises the U.S. corporate income tax by, among other things, lowering the statutory corporate tax rate from 35% to 21%. We recorded a tax benefit for the impact of the 2017 TCJA in the accompanying consolidated statement of income. This amount is primarily comprised of the remeasurement of federal net deferred tax liabilities resulting from the permanent reduction in the U.S. statutory corporate tax rate to 21% from 35%. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Corporation's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

In general, the Corporation's prior three years tax returns filed with various taxing agencies are open to examination.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES - continued

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement - All of the Corporation's assets, except for municipal bonds, and liabilities which are stated at fair value are valued in accordance with Level 1 criteria, as defined in FASB ASC 820. Level 1 value measurement uses quoted prices (unadjusted) in active markets for identical assets or liabilities the Corporation has the ability to access. The municipal bonds owned by the Corporation are stated at fair value in accordance with Level 2 criteria, as defined in FASB ASC 820. Level 2 value measurement uses inputs that are observable for the asset, either directly or indirectly.

Recent Accounting Pronouncements - In May 2014, FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606*)*, which amends the existing accounting standards for revenue recognition. ASU 2014-09 supersedes the revenue recognition requirements in FASB ASC 605 and most industry-specific guidance throughout the Industry Topics in the FASB ASC. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

In August 2015, the FASB deferred the effective date of the revenue recognition guidance for non-public entities to reporting periods beginning after December 15, 2018. Early adoption is permitted. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Corporation is currently evaluating the future impact of adopting the new revenue standard on its consolidated financial statements.

The FASB issued ASU 2016-02, Leases (Topic 842), which will be effective for fiscal years beginning after December 15, 2019. The distinction between finance leases (previously capital leases) and operating leases is substantially similar to the distinction between capital leases and operating leases in the previous leases guidance. Lessor accounting is also largely unchanged. For lessees, leases under both categories will be reported on the statement of financial position as a depreciable right-to-use asset and a liability to make lease payments. The asset and liability should be initially measured at the present value of the lease payments, including payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. The asset will be depreciated and the liability will be reduced by lease payments. For leases with a term of 12 months or less, a lessee is permitted to

make an accounting policy election not to recognize lease assets and liabilities. Management has elected not to early adopt ASU 2016-02 and will assess the future impact on any leases.

NOTE 3 – OTHER REGULATORY REQUIREMENTS

The Corporation is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Corporation operates pursuant to the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 4 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels Level 1, Level 2 and Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Corporation has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Corporation's own data.)

The asset's or liability's fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTE 4 - FAIR VALUE MEASUREMENT - continued

The following is a description of the valuation methodologies used for assets measured at fair value:

Interest in corporate obligations: Valued at amortized cost plus accrued interest, which approximates fair value.

Interests in municipal bonds: Valued at the closing price reported in the market in which the bonds are traded.

Interests in equity securities: Valued at the closing price reported in the active market in which the securities are traded.

The following table presents the Corporation's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

	Level 1	Level 2	Level 3	Total
Corporate Obligations	$ 76,660	$ -	$ -	$ 76,660
Municipal Bonds	-	734,392	-	734,392
Equity Securities	45,438,575	-	-	45,438,575
Total	$ 45,515,235	$ 734,392	$ -	$ 46,249,627

NOTE 5 – PROFIT-SHARING PLAN

The Corporation provides retirement benefits for substantially all employees through a defined-contribution profit-sharing plan. Funding is at the discretion of the Corporation. The Corporation has elected to make a contribution of $318,282 for 2018.

NOTE 6 – PREFERRED STOCK

The preferred stock is redeemable at 100% of par value.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2018:

Leasehold improvements	$ 1,453,249
Furniture, fixtures, and equipment	2,646,154
Construction in process	94,913
Property and Equipment	4,194,316
Less: accumulated amortization and depreciation	(3,158,064)
Property and Equipment, net	$ 1,036,252

Depreciation and amortization expense totaled $83,439 for the year ended December 31, 2018.

NOTE 8 – INCOME TAXES

The provision (benefit) for income taxes consists of the following at December 31, 2018:

	Current	Deferred	Total
Federal	$ -	$ (1,284,307)	$ (1,284,307)
State	-	(554,138)	(554,138)
Total	$ -	$ (1,838,445)	$ (1,838,445)

The primary difference between income taxes at the statutory rate and the effective rate are the municipal interest and state taxes net of federal benefit.

The principal temporary difference between income before taxes for financial reporting purposes and for income tax purposes relates to net unrealized appreciation on investment securities which is included in revenues in the consolidated statement of income but is not reportable for tax purposes until realized.

The Corporation has a net operating loss carry forward of approximately $4,400,000 and $2,500,000 for federal and state purposes, respectively, to offset future taxable income. The net operating loss carry forward expires beginning in 2030 for state and federal. Deferred income taxes reflect the net tax effects of the temporary difference of carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The deferred tax liability is primarily composed of unrealized appreciation of securities.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Corporation has entered into operating leases for real estate and computer software. Total rental expense under such lease agreements amounted to $728,146 for the year ended December 31, 2018. Included in rental expenses is $628,447 for rental of office space owned by the family of a principal of the Corporation. Certain leases contain provisions for escalations.

The aggregate minimum annual rental commitments at December 31, 2018 for leases of one year or more are as follows:

2019	$ 68,400
2020	31,500
2021	31,500
2022	13,100
Total	$ 144,500

NOTE 10 – NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Corporation had net capital and net capital requirements computed under these provisions as follows:

Net Capital	$ 36,537,205
Net Capital Requirement	$ 250,000
Ratio of Aggregate Indebtedness to Net Capital	2%

NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Corporation's customers' accounts are carried on a fully disclosed basis with another broker dealer, which reduces, but does not eliminate, its risks associated with customer activities. In the event a customer is unable to fulfill its contractual obligations with the carrying broker-dealer, the Corporation may be at risk to fulfill the customer's obligations.

NOTE 12 – CONCENTRATIONS OF CREDIT RISK

Cash and cash equivalents consisted of investments in money market mutual funds and cash on deposit with established federally insured financial institutions. Total cash on deposit at various times during the year exceeded the federal deposit insurance limits. The Corporation has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk.

NOTE 13 - CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Corporation's consolidated subsidiaries:

Total Assets	$ 7,574,471
Stockholders' Equity	$ 7,145,258

NOTE 14 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 21, 2019, the date on which the consolidated financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the consolidated financial statements.

SC&H
ATTEST SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Folger Nolan Fleming Douglas Incorporated and Subsidiaries:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Folger Nolan Fleming Douglas Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which Folger Nolan Fleming Douglas Incorporated and Subsidiaries claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Folger Nolan Fleming Douglas Incorporated and Subsidiaries stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Folger Nolan Fleming Douglas Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Folger Nolan Fleming Douglas Incorporated and Subsidiaries' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SC&H Attest Services, P.C.

Sparks, MD
February 21, 2019

FOLGER NOLAN FLEMING DOUGLAS

INCORPOAATED

725 FIFTEENTH STREET. N.W.

WASHINGTON. D.C. 20005

(202) 783-5252

MEMBER
NEW YORK STOCK EXCHANGE LLC

ESTABLISHED 1889

Folger Nolan Fleming Douglas, Incorporated Exemption Report

Folger Nolan Fleming Douglas, Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(l) The Company claimed an exemption from 17 C.F.R. § 240.1 5c3-3 under the following provisions of 1 7 C.F.R. § 240.1 5c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.1 5c3-3(k) throughout the most recent fiscal year ended December 31, 2018, without exception.

Folger Nolan Fleming Douglas, Incorporated

I, Richard S. Foster, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Richard S. Foster

Richard S. Foster

February 21, 2019

SC&H
ATTEST SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of Folger Nolan Fleming Douglas Incorporated:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Folger Nolan Fleming Douglas Incorporated (the Company) and the SIPC (collectively, the specified parties), solely to assist you and SIPC in evaluating Folger Nolan Fleming Douglas Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as follows:

   a. Payment on page 1, line 2B of Form SIPC-7 was paid via check #22060 dated July 18, 2018 in the amount of $7,805.00. We agreed the disbursement to the general ledger detail and bank statement, noting no differences.

   b. Payment on page 1, line 2F of Form SIPC-7 was paid via check #22622 dated January 31, 2019 in the amount of $8,250. We agreed the disbursement to the general ledger detail and online bank activity, noting no differences.

2. We compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers as follows:

   a. Compared the addition on page 2, item 2b(1), Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above of $2,999,021 with the general ledger detail report, noting no differences.

   b. Compared the additions on page 2, item 2b(7), Net loss from securities in investment accounts of $3,803,866 with the general ledger detail report, noting no differences.

c. Compared the deduction on page 2, item 2c(1), Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products of $263,023 with the general ledger detail report, noting no differences.

d. Compared the deduction on page 2, item 2c(3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $211,187 with the general ledger detail report, noting no differences.

e. Compared the deduction on page 2, item 2c(9)(i), Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income of $43,420 with the general ledger detail report, noting no differences.

f. Compared the deduction on page 2, item 2c(9)(ii), 40% of margin interest earned on customers securities accounts (40% of FOCUS Line 5, Code 3960) of $259,708 with 40% of the applicable margin interest account per the general ledger detail report, noting no differences.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. We noted that no overpayment existed.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Folger Nolan Fleming Douglas Incorporated and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

SC&H Attest Services, P.C.

Sparks, MD
February 21, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8******1532*****************MIXED AADC 220
3335 FINRA DEC
FOLGER NOLAN FLEMING
DOUGLAS INCORPORATED
725 15TH ST NW
WASHINGTON, DC 20005-2109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard S. Foster (202) 626-5249

2. A.	General Assessment (item 2e from page 2)	$ 16,055
B.	Less payment made with SIPC-6 filed (exclude interest) 7/18/2018 Date Paid	(7,805)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	8,250
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 8,250

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (*must be same as F above*) $ 8,250

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Folger Nolan Fleming Douglas Incorporated
(Name of Corporation, Partnership or other organization)

Richard S. Foster
(Authorized Signature)

President
(Title)

Dated the 11th day of February, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,634,079
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	2,999,021
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	3,803,866
Total additions	6,802,887
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	263,023
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	211,187
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 43,420	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 259,708	
Enter the greater of line (i) or (ii)	259,708
Total deductions	733,918
2d. SIPC Net Operating Revenues	$ 10,703,048
2e. General Assessment @ .0015	$ 16,055

(to page 1, line 2.A.)

We, Richard S. Foster and John R. Current attest that the financial statements of the firm Folger Nolan Fleming Douglas Incorporated as of December 31, 2018 have been made available to all members or allied members of the organization.

Richard S. Foster
President & CEO

John R. Current
Executive Vice President